Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2017

1 Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at the third meeting of the Board of Directors of the Company (the “Board”) in 2017. Mr. Zhang Jianhua, a vice chairman and non-executive Director, Mr. Xu Wenrong, a non-executive Director, Mr. Yu Baocai, a non-executive Director, Mr. Liu Yuezhen, a non-executive Director, Mr. Liu Hongbin, a non-executive Director, Mr. Zhao Zhengzhang, an executive Director and Mr. Chen Zhiwu, an independent non-executive Director were absent from the third meeting of the Board in 2017, but had separately authorised Mr. Wang Yilin, Chairman of the Board, Mr. Wang Dongjin, Vice Chairman of the Board and President of the Company, Mr. Shen Diancheng, a non-executive Director and Mr. Lin Boqiang, an independent non-executive Director in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Other Directors have all attended the meeting of the Board.

1.3	Mr. Wang Yilin, Chairman of the Board, Mr. Wang Dongjin, Vice Chairman of the Board and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2 Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,389,851	2,396,651	(0.3)
Equity attributable to owners of the Company	1,197,569	1,189,024	0.7

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	72,988	61,032	19.6

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Revenue	493,559	352,830	39.9
Net profit/(loss) attributable to owners of the Company	5,701	(13,785)	—
Return on net assets (%)	0.5	(1.2)	1.7 percentage points
Basic earnings/(losses) per share (RMB Yuan)	0.03	(0.08)	—
Diluted earnings/(losses) per share (RMB Yuan)	0.03	(0.08)	—

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,390,153	2,396,950	(0.3)
Equity attributable to equity holders of the Company	1,197,862	1,189,319	0.7

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	72,988	61,032	19.6

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Operating income	493,559	352,830	39.9
Net profit/(loss) attributable to equity holders of the Company	5,699	(13,786)	—
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,865	(13,585)	—
Weighted average return on net assets (%)	0.5	(1.2)	1.7 percentage points
Basic earnings/(losses) per share (RMB Yuan)	0.03	(0.08)	—
Diluted earnings/(losses) per share (RMB Yuan)	0.03	(0.08)	—

Unit: RMB Million

Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net profit on disposal of non-current assets	111
Government grants recognised in the current period	722
Net gain on disposal of available-for-sale financial assets	6
Other non-operating income and expenses	(2,329)

Sub-total	(1,490)

Tax impact of non-recurring profit/loss items	348
Impact of non-controlling interests	(24)

Total	(1,166)

2.1.3	Differences between CAS and IFRS

☒  Applicable        ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB10,619 million and RMB10,617 million, respectively, with a difference of RMB2 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,386,091 million and RMB1,386,386 million, respectively, with a difference of RMB295 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholdings of Top Ten Shareholders of Shares and Shareholdings of Top Ten Shareholders without Selling Restrictions as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	574,136 shareholders including 567,000 holders of A shares and 7,136 holders of H shares (including 215 registered holders of the American Depository Shares)

Shareholdings of the top ten shareholders
Name of shareholders		Number of shares held	Type of shares
1	CNPC	157,409,693,528(1)	A shares
2	HKSCC Nominees Limited(2)	20,860,302,851(3)	H shares
3	China Securities Finance Corporation Limited	1,022,809,339	A shares
4	China BaoWu Steel Group Corporation Limited	624,000,000	A shares
5	Central Huijin Asset Management Co., Ltd.	206,109,200	A shares
6	Hong Kong Securities Clearing Company Limited(4)	43,513,255	A shares
7	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	34,571,503	A shares
8	Pacific Life Insurance Co., Ltd.–dividends–dividends from group insurance	19,249,621	A shares
9	Abu Dhabi Investment Authority	16,126,597	A shares
10	Bank of China Limited – Hua’an Industry Rotation Hybrid Securities Investment Fund	15,000,000	A shares

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders		Number of shares held	Type of shares
1	CNPC	157,409,693,528	A shares
2	HKSCC Nominees Limited	20,860,302,851	H shares
3	China Securities Finance Corporation Limited	1,022,809,339	A shares
4	China BaoWu Steel Group Corporation Limited	624,000,000	A shares
5	Central Huijin Asset Management Co., Ltd.	206,109,200	A shares
6	Hong Kong Securities Clearing Company Limited	43,513,255	A shares
7	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	34,571,503	A shares
8	Pacific Life Insurance Co., Ltd.–dividends–dividends from group insurance	19,249,621	A shares
9	Abu Dhabi Investment Authority	16,126,597	A shares
10	Bank of China Limited – Hua’an Industry Rotation Hybrid Securities Investment Fund	15,000,000	A shares

Statement on constitution of affiliation or parties acting in concert among shareholders above:

Save for that both HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and that both China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. are holders of ordinary shares in Industrial and Commercial Bank of China Limited and Bank of China Limited, the Company is not aware of any affiliation among the above ten shareholders or any one of them constituting parties acting in concert under the Administrative Measures for the Takeover of Listed Companies.

Notes:	(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)    HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)    291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)    Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).

2.3	Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐  Applicable        ☒  Inapplicable

2.4	Business Review

In the first quarter of 2017, the world economy recovered moderately and the major economies were faced with more unstable and uncertain factors. China’s economy maintained stable with a upward tendency, achieving a 6.9% increase in GDP as compared with the same period of last year. The main economic indexes turned out to be better than expected, which indicated a good beginning. The supply and demand in the international oil market moved to a balanced state step by step and the international oil prices fluctuated in a narrow range and the average price rose significantly as compared with the same period of last year. The average spot price of the West Texas Intermediate crude oil was US$51.70 per barrel, representing an increase of 54.6% as compared with the same period of last year, and the average spot price of North Sea Brent crude oil was US$53.69 per barrel, representing an increase of 58.2% as compared with the same period of last year. The growth of domestic refined oil consumption slowed down and the supply remained abundant.

Facing the complicated and grim political and economic situation, the Group adhered to the guidelines of developing steadily, promoting reform and using innovation as the driving force and continued to devote major efforts to reducing costs while enhancing efficiency. The Group took proactive measures to adapt itself to market changes, optimised its oil and gas production, strengthened the balance of resources and the coordination of operations. The two business chains (oil and gas) operated in a stable and controlled way. The Group’s production and operation achieved a good beginning. In the first quarter of 2017, the Group achieved a revenue of RMB493,559 million, representing an increase of 39.9% as compared with the same period of last year. The net profit attributable to shareholders of the parent company amounted to RMB5,701 million, representing an increase of RMB19,486 million as compared with the net loss of RMB13,785 million in the same period of last year . The financial condition of the Group also kept stable, with a drop in interest-bearing debt, asset-liability ratio and gearing ratio; cash flow of the Group was in a good condition and free cash flow continued to be positive.

In respect of exploration and production, the Group continued to optimise its exploration deployment, consolidated the resource base for sustainable development, continued to optimise the scientific arrangements for oil and gas development based on changes in oil prices and the market condition and maintained a steady operation of its oil and gas production. In the first quarter of 2017, crude oil output of the Group was 216.8 million barrels, representing a decrease of 10.7% as compared with the same period of last year. Marketable natural gas output of the Group amounted to 899.8 billion cubic feet, representing an increase of 0.9% as compared with the same period of last year. The oil and gas equivalent output was 366.8 million barrels, representing a decrease of 6.3% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 322.6 million barrels, representing a decrease of 2.8% as compared with the same period of last year, and the overseas oil and gas equivalent output was 44.2 million barrels, representing a decrease of 25.7% as compared with the same period of last year, which was mainly due to the fact that the crude oil price rose as compared the same period of last year, resulting in a decrease in the net output of crude oil derived from the Group’s share of overseas projects. In the first quarter of 2017, in the exploration and production segment, the Group adhered to the low-cost strategy and devoted major efforts to increasing income and efficiency while reducing expenditure and costs. The unit operating cost decreased 2.9% as compared with the same period of last year. Due to the combined impacts of the rising crude oil price and the control of costs and expenses, the Group’s exploration and production segment achieved an operating profit of RMB1,916 million, representing an increase of RMB22,184 million as compared with the operating loss of RMB20,268 million for the same period of last year.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, optimised the allocation of resources and the structure of products, increased the production and sales of high-profit products and reasonably adjusted the ratio of diesel to gasoline in its production from 1.44 for the same period of last year to 1.32 this year. The Group grasped the market opportunities arising in connection with the growth of needs for chemical products and kept increasing the workload of its chemical production facilities, achieving an increase of 7.5% and 2.6% in the outputs of organic chemical raw materials of synthetic fiber and polymers and synthetic rubber. In the first quarter of 2017, the Group processed 245.6 million barrels of crude oil, representing a decrease of 0.6% as compared with the same period of last year. The Group produced 22.205 million tons of gasoline, diesel and kerosene, representing a decrease of 0.5% as compared with the same period of last year. In the first quarter of 2017, the refining and chemicals segment controlled the cost strictly and the unit processing cash cost of refining decreased 6.8% as compared with the same period of last year. It achieved an operating profit of RMB8,177 million, representing a decrease in profit of RMB6,474 million as compared with the operating profit of RMB14,651 million for the same period of last year. The refining operations achieved an operating profit of RMB3,686 million, representing a decrease of profit of RMB7,855 million as compared with the operating profit of RMB11,541 million for the same period of last year. The chemicals operations increased the production and sales of lucrative products, achieving an operating profit of RMB4,491 million, representing an increase in profit of RMB1,381 million as compared with the operating profit of RMB3,110 million for the same period of last year.

In respect of marketing, facing such challenges as the weak domestic demand for refined products, the low prices and the fierce competition, the Group strengthened the control and overall planning of its refined product resources, increased marketing in high-profitability regions and sales of lucrative products, developed overseas high-profitability markets, and expanded exports of refined products to improve the overall profitability while ensuring a smooth industrial chain. The Group sold 38.639 million tons of gasoline, diesel and kerosene, representing an increase of 4.1% (1.513 million tons) as compared with the same period of last year. In the first quarter of 2017, as a result of the rising prices of refined products and the improved profit resulted from marketing measures in the marketing segment, the Group achieved an operating profit of RMB2,922 million, representing an increase in profit of RMB2,496 million as compared with the operating profit of RMB426 million for the same period of last year.

In respect of natural gas and pipeline, the Group coordinated the utilisation of various resources such as domestically produced gas, imported gas and liquefied natural gas (“LNG”) and optimised the production, transportation and sale of natural gas, thus ensuring sales profitability. In the first quarter of 2017, as a result of the rise in the price and sales of natural gas as compared with the same period of last year, the profit from operations of the natural gas and pipeline segment amounted to RMB9,882 million, representing an increase in profit of RMB5,165 million as compared with the operating profit of RMB4,717 million for the same period of last year. Among which, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB5,984 million, representing a decrease in loss of RMB77 million as compared with the same period of last year.

In the first quarter of 2017, the average realised price for crude oil of the Group was US$51.34 per barrel (of which the domestic realised price was US$50.60 per barrel), representing a rise of 88.3% as compared with the same period of last year; the average realised price for natural gas was US$5.082 per thousand cubic feet (of which the domestic realised price was US$5.080 per thousand cubic feet), representing an increase of 4.0% as compared with the same period of last year.

Summary of Key Operating Data for the First Quarter of 2017

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2017	2016
Crude oil output	Million barrels	216.8	242.7	(10.7)
of which: domestic	Million barrels	183.3	194.3	(5.7)
overseas	Million barrels	33.5	48.4	(30.9)
Marketable natural gas output	Billion cubic feet	899.8	891.4	0.9
of which: domestic	Billion cubic feet	835.5	825.0	1.3
overseas	Billion cubic feet	64.3	66.4	(3.2)
Oil and natural gas equivalent output	Million barrels	366.8	391.3	(6.3)
of which: domestic	Million barrels	322.6	331.8	(2.8)
overseas	Million barrels	44.2	59.5	(25.7)
Processed crude oil	Million barrels	245.6	247.2	(0.6)
Gasoline, kerosene and diesel output	Thousand tons	22,205	22,312	(0.5)
of which: Gasoline	Thousand tons	8,884	8,533	4.1
Kerosene	Thousand tons	1,610	1,480	8.8
Diesel	Thousand tons	11,711	12,299	(4.8)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	38,639	37,126	4.1
of which: Gasoline	Thousand tons	15,893	15,448	2.9
Kerosene	Thousand tons	3,857	3,867	(0.3)
Diesel	Thousand tons	18,889	17,811	6.1
Output of key chemical products
Ethylene	Thousand tons	1,451	1,421	2.1
Synthetic resin	Thousand tons	2,327	2,335	(0.3)
Synthetic fiber raw materials and polymer	Thousand tons	399	371	7.5
Synthetic rubber	Thousand tons	196	191	2.6
Urea	Thousand tons	253	650	(61.1)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

In the remaining three quarters of 2017, it is expected that the supply and demand in the global oil market will be roughly balanced and the international oil prices will widely fluctuate with significant uncertainty. The Group will insist on steady development and focus on its four major strategies of resources, market, internationalisation and innovation. The Group will also continue to optimise its business deployment and assets structure, and further promote the initiatives of increasing income while cutting down expenditure and improving efficiency while reducing costs, with an aim to keeping its production and operation steady and improving its competiveness in the market.

3 Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable        ☐  Inapplicable

Unit: RMB Million
Items	March 31, 2017	December 31, 2016	Changes (%)	Key explanation of the changes
Accounts receivable	62,465	47,315	32.0	Mainly due to the price rises of such major products as crude oil, natural gas and refined oil
Advances to suppliers	26,607	16,479	61.5	Mainly due to the increase in prepayments such as those for oil, materials, agency fees and customs deposits during the reporting period
Employee compensation payable	8,140	5,396	50.9	Mainly due to the increase in the outstanding amount of employee compensation payable as compared with that at the end of last year
Other payables	45,339	28,195	60.8	Mainly due to the increase in other payables recognized based on business workload
Current portion of non-current liabilities	109,629	71,415	53.5	Mainly due to reclassification of long-term loans and debentures payable due within one year to non-current liabilities due within one year
Other current liabilities	4,730	7,949	(40.5)	Mainly due to the decrease in bond interests payable and dividends payable by certain subsidiaries
Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2017	2016
Operating income	493,559	352,830	39.9	Mainly due to the price rises of such major products as crude oil, natural gas and refined oil
Cost of sales	(391,809)	(274,088)	43.0	Mainly due to the price rises of such major products as crude oil, natural gas and refined oil that resulted in the increase in the purchase expenses relating to trading business
Asset impairment losses	(177)	9	—	Mainly due to the preparation of provision for impairment of certain chemical products inventories during this period
Investment income	992	630	57.5	Mainly due to the increase in certain overseas subsidiaries’ share of profit of associates and joint ventures

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2017	2016
Operating profit/(loss)	15,683	(8,999)	—	Mainly due to the rise of the prices of major products such as crude oil, natural gas, refined oil. that resulted in the increase of the revenue
Non-operating expenses	(2,742)	(1,199)	128.7	Mainly due to the increase in loss of disposal of assets
Profit/(loss) before taxation	15,073	(8,244)	—	Mainly due to the rise of the prices of major products such as crude oil, natural gas, refined oil. that resulted in the increase of the revenue
Income tax expense	(4,456)	(2,698)	65.2	Mainly due to the increase of the profits of this period
Net profit/ (loss)	10,617	(10,942)	—	Mainly due to the rise of the prices of major products such as crude oil, natural gas, refined oil. that resulted in the increase of the revenue
Net profit / (loss) attributable to equity holders of the Company	5,699	(13,786)	—	Mainly due to the rise of the prices of major products such as crude oil, natural gas, refined oil. that resulted in the increase of the revenue
Net profit attributable to non-controlling interests	4,918	2,844	72.9	Mainly due to the increase in the profits of certain subsidiaries

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2017	2016
Basic earnings/ (losses) per share (RMB Yuan)	0.03	(0.08)	—	Mainly due to the rise of the prices of major products such as crude oil, natural gas, refined oil etc. that resulted in the increase of the revenue
Diluted earnings/ (losses) per share (RMB Yuan)	0.03	(0.08)	—
Share of other comprehensive earnings/ (losses)of equity-accounted investee	337	(407)	—	Mainly due to the increase in changes in the market value of available-for-sale financial assets held by associates and joint ventures
Gains or losses arising from changes in the fair value of available-for-sale financial assets	(7)	(60)	(88.3)	Mainly due to the decrease of decrease amount in the market value of available-for-sale financial assets held by the Company as compared with the same period of last year
Translation differences arising on translation of foreign currency financial statements	1,414	2,360	(40.1)	Mainly due to the decrease in exchange rate impacts on foreign currency translation differences of overseas subsidiaries
Total comprehensive income/ (loss)	12,640	(9,224)	—	Mainly due to the rise of the prices of major products such as crude oil, natural gas, refined oil. that resulted in the increase of the revenue
Total comprehensive income/ (loss) attributable to equity holders of the Company	7,443	(11,893)	—
Total comprehensive income attributable to non-controlling interests	5,197	2,669	94.7	Mainly due to the increase of the profit of certain subsidiaries
Net cash flows from financing activities	(29,019)	17,261	—	Mainly due to the efforts to strengthen debts management and optimise its structure of debts, which resulted in the increase of payment of borrowings as compared with the same period of last year

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable        ☒  Inapplicable

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

☒  Applicable        ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2016 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐  Applicable        ☒  Inapplicable

3.5	Investments in securities

☐  Applicable        ☒  Inapplicable

3.6	Other significant event

☐  Applicable        ☒  Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

April 27, 2017

As at the date of this announcement, the board of directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as the Vice Chairman and a non-executive Director; Mr. Wang Dongjin as the Vice Chairman and executive Director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive Directors; Mr. Zhao Zhengzhang as an executive Director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the first quarter of 2017 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	March 31, 2017	December 31, 2016
	RMB million	RMB million
Current assets
Cash at bank and on hand	101,037	98,617
Notes receivable	12,560	11,285
Accounts receivable	62,465	47,315
Advances to suppliers	26,607	16,479
Other receivables	13,896	10,846
Inventories	147,855	146,865
Other current assets	47,464	50,258

Total current assets	411,884	381,665

Non-current assets
Available-for-sale financial assets	2,026	2,031
Long-term equity investments	80,954	79,003
Fixed assets	658,170	670,801
Oil and gas properties	813,563	845,729
Construction in progress	221,141	215,209
Construction materials	7,156	7,284
Intangible assets	71,154	71,490
Goodwill	46,058	46,097
Long-term prepaid expenses	25,456	26,013
Deferred tax assets	21,430	20,360
Other non-current assets	31,161	31,268

Total non-current assets	1,978,269	2,015,285

TOTAL ASSETS	2,390,153	2,396,950

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND	March 31, 2017	December 31, 2016
SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	88,989	71,969
Notes payable	7,861	9,933
Accounts payable	189,404	198,617
Advances from customers	62,700	60,590
Employee compensation payable	8,140	5,396
Taxes payable	40,748	45,199
Other payables	45,339	28,195
Current portion of non-current liabilities	109,629	71,415
Other current liabilities	4,730	7,949

Total current liabilities	557,540	499,263

Non-current liabilities
Long-term borrowings	181,131	243,675
Debentures payable	113,212	129,212
Provisions	126,992	125,392
Deferred tax liabilities	12,285	13,646
Other non-current liabilities	12,607	12,734

Total non-current liabilities	446,227	524,659

Total liabilities	1,003,767	1,023,922

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,377	128,377
Special reserve	14,288	13,188
Other comprehensive income	(26,576)	(28,320)
Surplus reserves	186,840	186,840
Undistributed profits	711,912	706,213

Equity attributable to equity holders of the Company	1,197,862	1,189,319
Non-controlling interests	188,524	183,709

Total shareholders’ equity	1,386,386	1,373,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,390,153	2,396,950

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

2. Company Balance Sheet

	March 31, 2017	December 31, 2016
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	17,537	15,201
Notes receivable	7,330	8,356
Accounts receivable	12,952	7,637
Advances to suppliers	10,074	3,495
Other receivables	50,187	60,077
Inventories	93,766	96,982
Other current assets	40,387	39,397

Total current assets	232,233	231,145

Non-current assets
Available-for-sale financial assets	1,311	1,318
Long-term equity investments	378,313	377,498
Fixed assets	337,668	344,905
Oil and gas properties	547,503	571,701
Construction in progress	114,528	111,600
Construction materials	2,837	3,333
Intangible assets	53,056	53,423
Long-term prepaid expenses	20,614	21,076
Deferred tax assets	18,318	17,248
Other non-current assets	11,414	11,387

Total non-current assets	1,485,562	1,513,489

TOTAL ASSETS	1,717,795	1,744,634

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2017	December 31, 2016
	RMB million	RMB million
Current liabilities
Short-term borrowings	66,898	50,790
Notes payable	7,132	9,024
Accounts payable	90,569	108,654
Advances from customers	38,647	39,653
Employee compensation payable	6,004	3,566
Taxes payable	29,914	30,908
Other payables	31,055	23,438
Current portion of non-current liabilities	69,680	45,020
Other current liabilities	2,528	3,853

Total current liabilities	342,427	314,906

Non-current liabilities
Long-term borrowings	102,065	146,625
Debentures payable	103,000	119,000
Provisions	89,142	88,006
Other non-current liabilities	6,376	6,335

Total non-current liabilities	300,583	359,966

Total liabilities	643,010	674,872

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,882	127,882
Special reserve	8,519	7,792
Other comprehensive income	773	783
Surplus reserves	175,748	175,748
Undistributed profits	578,842	574,536

Total shareholders’ equity	1,074,785	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,717,795	1,744,634

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

3. Consolidated Income Statement

	Three months ended March 31
	2017	2016
Items	RMB million	RMB million
Operating income	493,559	352,830
Less: Cost of sales	(391,809)	(274,088)
Taxes and surcharges	(47,890)	(46,760)
Selling expenses	(14,583)	(14,740)
General and administrative expenses	(18,649)	(20,420)
Finance expenses	(5,760)	(6,460)
Asset impairment losses	(177)	9
Add: Investment income	992	630

Operating profit / (loss)	15,683	(8,999)

Add: Non-operating income	2,132	1,954
Less: Non-operating expenses	(2,742)	(1,199)

Profit / (loss) before taxation	15,073	(8,244)

Less: Taxation	(4,456)	(2,698)

Net profit / (loss)	10,617	(10,942)

Attributable to:
Equity holders of the Company	5,699	(13,786)
Non-controlling interests	4,918	2,844
Earnings / (losses) per share
Basic earnings / (losses) per share (RMB Yuan)	0.03	(0.08)
Diluted earnings / (losses) per share (RMB Yuan)	0.03	(0.08)

Other comprehensive income	2,023	1,718

Other comprehensive income attributable to equity holders of the Company, net of tax	1,744	1,893

Other comprehensive income / (loss) would be reclassified to profit or loss
Including: Share of other comprehensive income / (loss) of equity-accounted investee	337	(407)
Gains or losses arising from changes in fair value of available-for-sale financial assets	(7)	(60)
Translation differences arising on translation of foreign currency financial statements	1,414	2,360
Other comprehensive income / (loss) attributable to non-controlling interests of the Company, net of tax	279	(175)

Total comprehensive income / (loss)	12,640	(9,224)

Attributable to:
Equity holders of the Company	7,443	(11,893)
Non-controlling interests	5,197	2,669

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

4. Income Statement

	Three months ended March 31
	2017	2016
Items	RMB million	RMB million
Operating income	289,902	235,782
Less: Cost of sales	(221,687)	(180,633)
Taxes and surcharges	(41,054)	(40,824)
Selling expenses	(9,997)	(10,345)
General and administrative expenses	(13,560)	(14,738)
Finance expenses	(4,582)	(5,051)
Asset impairment losses	(189)	1
Add: Investment income / (loss)	4,683	(2,476)

Operating profit / (loss)	3,516	(18,284)

Add: Non-operating income	1,495	1,590
Less: Non-operating expenses	(1,103)	(1,056)

Profit / (loss) before taxation	3,908	(17,750)

Less: Taxation	398	176

Net profit / (loss)	4,306	(17,574)

Earnings / (losses) per share
Basic earnings / (losses) per share (RMB Yuan)	0.02	(0.10)
Diluted earnings / (losses) per share (RMB Yuan)	0.02	(0.10)

Other comprehensive loss	(10)	(34)

Other comprehensive loss would be reclassified to loss	(10)	(34)

Including: Share of other comprehensive income of equity-accounted investee	—	26
Gains or losses arising from changes in fair value of available-for-sale financial assets	(10)	(60)

Total comprehensive income / (loss)	4,296	(17,608)

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2017	2016
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	559,523	404,504
Refund of taxes and levies	370	100
Cash received relating to other operating activities	132	92

Sub-total of cash inflows	560,025	404,696

Cash paid for goods and services	(362,345)	(235,688)
Cash paid to and on behalf of employees	(26,427)	(27,352)
Payments of taxes and levies	(84,676)	(67,802)
Cash paid relating to other operating activities	(13,589)	(12,822)

Sub-total of cash outflows	(487,037)	(343,664)

Net cash flows from operating activities	72,988	61,032

Cash flows from investing activities
Cash received from disposal of investments	56	141
Cash received from returns on investments	536	924
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	85	84

Sub-total of cash inflows	677	1,149

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(41,766)	(52,135)
Cash paid to acquire investments	(4,195)	(450)

Sub-total of cash outflows	(45,961)	(52,585)

Net cash flows used for investing activities	(45,284)	(51,436)

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2017	2016
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	191	38
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	191	38
Cash received from borrowings	221,048	212,484
Cash received relating to other financing activities	21	6

Sub-total of cash inflows	221,260	212,528

Cash repayments of borrowings	(243,727)	(189,788)
Cash payments for interest expenses and distribution of dividends or profits	(6,445)	(5,479)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(142)	(202)
Cash paid relating to other financing activities	(107)	—

Sub-total of cash outflows	(250,279)	(195,267)

Net cash flows from financing activities	(29,019)	17,261

Effect of foreign exchange rate changes on cash and cash equivalents	(298)	(20)

Net (decrease) / increase in cash and cash equivalents	(1,613)	26,837

Add: Cash and cash equivalents at beginning of the period	97,931	72,773

Cash and cash equivalents at end of the period	96,318	99,610

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

6. Company Cash Flow Statement

Items	Three months ended March 31
	2017	2016
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	331,080	268,926
Refund of taxes and levies	127	99
Cash received relating to other operating activities	108	18,887

Sub-total of cash inflows	331,315	287,912

Cash paid for goods and services	(202,693)	(152,883)
Cash paid to and on behalf of employees	(18,364)	(18,682)
Payments of taxes and levies	(56,609)	(47,289)
Cash paid relating to other operating activities	(971)	(295)

Sub-total of cash outflows	(278,637)	(219,149)

Net cash flows from operating activities	52,678	68,763

Cash flows from investing activities
Cash received from disposal of investments	4,067	24
Cash received from returns on investments	3,687	1,144
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	68	74

Sub-total of cash inflows	7,822	1,242

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(28,436)	(37,897)
Cash paid to acquire investments	(4,687)	(412)

Sub-total of cash outflows	(33,123)	(38,309)

Net cash flows used for investing activities	(25,301)	(37,067)

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

6. Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2017	2016
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	110,233	134,222
Cash received relating to other financing activities	21	1

Sub-total of cash inflows	110,254	134,223

Cash repayments of borrowings	(130,023)	(141,393)
Cash payments for interest expenses and distribution of dividends or profits	(5,272)	(4,683)

Sub-total of cash outflows	(135,295)	(146,076)

Net cash flows used for financing activities	(25,041)	(11,853)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	2,336	19,843

Add: Cash and cash equivalents at beginning of the period	15,201	12,970

Cash and cash equivalents at end of the period	17,537	32,813

Chairman Wang Yilin	Vice Chairman and President Wang Dongjin	Chief Financial Officer Chai Shouping

B. Financial statements for the first quarter of 2017 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2017	2016
	RMB million	RMB million
REVENUE	493,559	352,830

OPERATING EXPENSES
Purchases, services and other	(316,201)	(204,977)
Employee compensation costs	(29,171)	(29,360)
Exploration expenses, including exploratory dry holes	(4,570)	(4,431)
Depreciation, depletion and amortisation	(58,270)	(52,149)
Selling, general and administrative expenses	(16,821)	(17,293)
Taxes other than income taxes	(48,267)	(48,068)
Other income, net	(577)	775

TOTAL OPERATING EXPENSES	(473,877)	(355,503)

PROFIT/ (LOSS) FROM OPERATIONS	19,682	(2,673)

FINANCE COSTS
Exchange gain	1,046	1,841
Exchange loss	(1,245)	(2,276)
Interest income	512	497
Interest expense	(5,852)	(6,260)

TOTAL NET FINANCE COSTS	(5,539)	(6,198)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	932	627

PROFIT/ (LOSS) BEFORE INCOME TAX EXPENSE	15,075	(8,244)
INCOME TAX EXPENSE	(4,456)	(2,696)

PROFIT/ (LOSS) FOR THE PERIOD	10,619	(10,940)

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	1,693	2,187
Fair value gain from available-for-sale financial assets, net of tax	(7)	(62)
Share of the other comprehensive income/ (loss) of associates and joint ventures accounted for using the equity method	337	(407)

OTHER COMPREHENSIVE INCOME, NET OF TAX	2,023	1,718

TOTAL COMPREHENSIVE INCOME/ (LOSS) FOR THE PERIOD	12,642	(9,222)

PROFIT/ (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	5,701	(13,785)
Non-controlling interests	4,918	2,845

	10,619	(10,940)

TOTAL COMPREHENSIVE INCOME/ (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	7,445	(11,892)
Non-controlling interests	5,197	2,670

	12,642	(9,222)

BASIC AND DILUTED EARNINGS/ (LOSSES) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.03	(0.08)

2. Consolidated Statement of Financial Position

	March 31, 2017	December 31, 2016
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,700,630	1,739,545
Investments in associates and joint ventures	80,909	78,967
Available-for-sale financial assets	2,006	2,011
Advance operating lease payments	71,117	71,353
Intangible and other non-current assets	101,875	102,750
Deferred tax assets	21,430	20,360

TOTAL NON-CURRENT ASSETS	1,977,967	2,014,986

CURRENT ASSETS
Inventories	147,855	146,865
Accounts receivable	62,465	47,315
Prepaymentsand other current assets	87,967	77,583
Notes receivable	12,560	11,285
Time deposits with maturities over three months but within one year	4,719	686
Cash and cash equivalents	96,318	97,931

TOTAL CURRENT ASSETS	411,884	381,665

CURRENT LIABILITIES
Accounts payable and accrued liabilities	318,174	310,680
Income taxes payable	8,022	8,743
Other taxes payable	32,726	36,456
Short-term borrowings	198,618	143,384

TOTAL CURRENT LIABILITIES	557,540	499,263

NET CURRENT LIABILITIES	(145,656)	(117,598)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,832,311	1,897,388

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	716,898	711,197
Reserves	297,650	294,806

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,197,569	1,189,024
NON-CONTROLLING INTERESTS	188,522	183,711

TOTAL EQUITY	1,386,091	1,372,735

NON-CURRENT LIABILITIES
Long-term borrowings	294,343	372,887
Asset retirement obligations	126,992	125,392
Deferred tax liabilities	12,278	13,640
Other long-term obligations	12,607	12,734

TOTAL NON-CURRENT LIABILITIES	446,220	524,653

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,832,311	1,897,388

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2017	2016
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/ (Loss) for the period	10,619	(10,940)
Adjustments for:
Income tax expense	4,456	2,696
Depreciation, depletion and amortisation	58,270	52,149
Capitalised exploratory costs charged to expense	1,201	1,613
Safety fund reserve	1,154	1,350
Share of profit of associates and joint ventures	(932)	(627)
Reversal of provision for impairment of receivables, net	—	(1)
Write down in inventories, net	177	(13)
Impairment loss from available-for-sale financial assets	—	5
(Gain)/ loss on disposal of property, plant and equipment	(86)	11
Gain on disposal of other non-current assets	(41)	(49)
Interest income	(512)	(497)
Interest expense	5,852	6,260
Changes in working capital:
Accounts receivable, prepayments and other current assets	(26,920)	(8,468)
Inventories	(1,163)	7,701
Accounts payable and accrued liabilities	29,878	10,425

CASH FLOWS GENERATED FROM OPERATIONS	81,953	61,615
Income taxes paid	(8,965)	(583)

NET CASH FLOWS FROM OPERATING ACTIVITIES	72,988	61,032

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2017	2016
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(40,332)	(50,548)
Acquisition of investments in associates and joint ventures	(107)	(397)
Acquisition of available-for-sale financial assets	(4)	(51)
Prepayments on long-term operating leases	(571)	(605)
Acquisition of intangible assets and other non-current assets	(863)	(982)
Proceeds from disposal of property, plant and equipment	83	84
Proceeds from disposal of other non-current assets	8	60
Interest received	455	382
Dividends received	81	542
(Increase)/ decrease in time deposits with maturities over three months	(4,034)	79

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(45,284)	(51,436)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(123,833)	(74,114)
Repayments of long-term borrowings	(119,894)	(115,674)
Interest paid	(6,303)	(5,277)
Dividends paid to non-controlling interests	(142)	(202)
Increase in short-term borrowings	140,997	103,934
Increase in long-term borrowings	80,051	108,550
Capital contribution from non-controlling interests	191	38
(Decrease)/ increase in other long-term obligations	(86)	6

NET CASH FLOWS FROM FINANCING ACTIVITIES	(29,019)	17,261

TRANSLATION OF FOREIGN CURRENCY	(298)	(20)

(Decrease)/ increase in cash and cash equivalents	(1,613)	26,837
Cash and cash equivalents at beginning of the period	97,931	72,773

Cash and cash equivalents at end of the period	96,318	99,610

4. Segment Information

	Three months ended March 31
	2017	2016
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	96,153	67,927
Revenue from external customers	21,987	15,817

	118,140	83,744
Refining and Chemicals
Intersegment sales	126,901	106,271
Revenue from external customers	45,863	33,874

	172,764	140,145
Marketing
Intersegment sales	44,147	32,990
Revenue from external customers	351,814	238,601

	395,961	271,591
Natural Gas and Pipeline
Intersegment sales	7,125	6,834
Revenue from external customers	73,746	64,278

	80,871	71,112
Head Office and Other
Intersegment sales	12	31
Revenue from external customers	149	260

	161	291
Total revenue from external customers	493,559	352,830

Profit/ (loss) from operations
Exploration and Production	1,916	(20,268)
Refining and Chemicals	8,177	14,651
Marketing	2,922	426
Natural Gas and Pipeline	9,882	4,717
Head Office and Other	(3,215)	(2,199)

	19,682	(2,673)